COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

06013321

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 10 2006
WASH, D.C. 152

May 8, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
<u>Information Furnished Under Rule 12g3-2(b)</u>

SUPPL

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose (i) two copies of the English version of Commerzbank's recently released unaudited Interim Report for the fiscal quarter ended as of March 31, 2005 including consolidated financial results for the Commerzbank Group, and (ii) the English versions of a press release and a presentation for analysts and investors, each issued last Thursday, May 4th, in connection with the recent Interim Report release and posted on the Commerzbank head office website. Each of these items may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
MAY 11 2006
THOMSON
FINANCIAL

COMMERZBANK

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May 04, 2006

Interim report as of March 31, 2006:

Commerzbank achieves record result

Eurohypo integration to yield higher synergies

632bn euros consolidated balance sheet

At 959m euros, Commerzbank achieved by far its strongest ever first-quarter operating profit in the first three months of this year, topping the already good year-ago figure by 77.3%. Even without the extraordinary income of 407m euros from the disposal of an 8.1% stake in Korea Exchange Bank, the result is exceptionally strong and underlines the consistently good progress made by Commerzbank.

The group's net profit even expanded by 87.3% to 740m euros, already equal to almost two-thirds of that for the full year 2005. The earnings per share of 1.13 euros translates into a high after-tax return on equity of 25.9%. At the same time, the cost/income ratio improved considerably to 51.7%. As the management board writes in the latest interim report, these figures should not be projected onto the full year. "In view of the good first quarter, the pick-up in economic activity and the positive mood on stock markets, we are confident though that we can achieve or even beat our RoE targets for 2006."

All revenue components contributed to the excellent result for the quarter. At 825m euros, for example, net interest income was a good 14% higher year-on-year, some of this gain being attributable to the increase of the bank's stake in Eurohypo to 49% in December. In order to provide for possible loan losses, 154m euros was set aside in the first quarter. Net commission income (+24.2%) and the trading profit (+26.0%) both benefited from brisk securities business, each reaching new record highs. The net result on the investments and securities portfolio reflects the partial sale of the bank's stake in KEB.

All told, operating income was 30% stronger year-on-year in the first three months. The 7.5% rise in operating expenses was due to larger provisions for performance-related bonuses and for long-term performance plans. By contrast, fixed personnel costs remained constant - a sign that Commerzbank continues to attach great priority to cost discipline.

Commerzbank now second-largest German bank

The acquisition of Eurohypo completed on March 31 caused the group balance sheet to surge to 632bn euros. Without Eurohypo, Commerzbank's balance-sheet total at end-2005 was 445bn euros. The core capital ratio at end-March was 6.5% and thus despite the acquisition of Eurohypo within the target range of 6.5% to 7%. Eurohypo will be fully consolidated in the income statement as from the second quarter, when the restructuring costs relating to the acquisition will probably also be shown.

Segments with strong growth

Not only the bank as a whole but also its individual operating segments were able to improve their results - in some cases significantly - in the first quarter. Thanks to brisk securities business, this holds especially true for the private and business customers segment, which lifted its operating result by 55% to 107m euros year-on-year.

The Mittelstand segment also benefited from higher revenues in interest-bearing and fee-earning business, more than doubling its operating profit to 149m euros. The Corporates & Markets segment was aided not only by favourable market conditions but also its clear strategic focus on customer-based business. Its operating profit rose by 35% to 134m euros, representing a return on equity of

just over 30%. International Corporate Banking also made progress, with all its revenue items expanding. The development was especially positive in the USA and Western Europe.

"Joining forces" project fully on schedule

The conceptional integration of Eurohypo into the Commerzbank Group continues to run entirely according to plan and will be largely completed by end-May. This will be immediately followed by implementation in the various units and departments. All the measures will probably have been realized by the end of this year. The sole exception is retail credit business, which due to its scope, its complexity and the intended degree of integration has been made into a separate project. The first results in this connection are likely to be available in June. The joint credit-processing platform will begin, step by step, to operate in 2007.

As things stand today, the full synergies generated by integration will amount to about 142m euros by 2008 and are thus larger than the original range of 100m to 130m euros. They consist of 76m of cost and 66m euros of revenue synergies, including 15m euros of refinancing advantages. A quite conscious decision was made not to realize even higher cost synergies in order not to jeopardize the joint business potential and consequently the scale of the revenue synergies. The declared goal of integration remains to preserve Eurohypo's successful business model. It is also encouraging that the 118m-euro restructuring costs of integration will impose less of a charge on Commerzbank's income statement than the originally assumed amount of 150m euros would have done.

Commerzbank Group: income statement (in million euros)

	Q1 2006	Q1 2005	change in %
Net interest income	825	721	+14.4
Provision for possible loan losses	-154	-198	-22.2
Net commission income	718	578	+24.2
Trading profit	330	262	+26.0
Hedge accounting	6	-12	.
Net result on investments/securities portfolio	445	294	+51.4
Operating expenses	1,190	1,107	+7.5
Other result	-21	3	.
Operating profit	**959**	**541**	**+77.3**
Taxes	185	116	+59.5
After-tax profit	**774**	**425**	**+82.1**
Consolidated surplus	**740**	**395**	**+87.3**
Earnings per share in euros	1.13	0.66	
Return on equity of consolidated surplus[1)]	25.9%	17.1%	
Operating cost/income ratio	51.7%	60.0%	

[1)]annualized


COMMERZBANK

COMMERZBANK - THE LEADING GERMAN COMMERCIAL BANK

Q1 RESULTS

May 2006

Investor Relations

Excellent start in 2006

	Q1 `06 vs Q1 `05			FY 2005
Operating profit, in € m	**959**	77.3%	⇧	**1,717**
Net profit, in € m	**740**	87.3%	⇧	**1,165**
Net ROE[1], in %	**25.9**	+8.8pps	⇧	**12.4**
CIR, in %	**51.7**	-8.3pps	✓	**67.1**

[1] annualized

1. Positive earnings trend accelerated in Q1 2006
2. Commission income and trading profit reached new dimensions
3. Mittelstand and C&M gathered pace; very strong quarter for PBC
4. Well-received hybrid issue, Tier I ratio above plan
5. Integration of Eurohypo well under way

Strong net interest income


Net interest income
in € m
721
847
771
833
825
+14.4%
198
177
151
40
154
Q1
Q2
Q3
Q4
Q1
2005
2006
Loan loss provisions



- Increased at-equity consolidation (49%) of Eurohypo (Δ €12m vs Q1 `05)
- Higher contribution from all divisions, especially Mittelstand and Mortgage Banks



- Group treasury below our expectations

Commission income hits new level


Commission income
in € m
578
593
599
645
718
+24.2%
Q1
Q2
Q3
Q4
Q1
2005
2006

- Tailwind from favourable market environment
- Strong y-o-y increase in securities transactions (+42%) and asset management (+27%)
- Good Q1 performance in PBC boosted commission income

- ——

Trading profit: Excellent performance given favourable markets


Trading profit
in € m
+26.0%
288
-26
262
68
-57
11
228
-11
217
250
-33
217
8
322
330
Q1
Q2
Q3
Q4
2005
Q1
2006
Trading profit
Sales & trading
Net result on measurement of derivatives and application of fair value option (IAS 39)

(+)

- High trading profit of Q1 2005 exceeded
- Strong results despite significantly reduced risk, less volatility and lower headcount
- Trading profit more sustainable due to strong client-focused business
- Overall: Repositioning in C&M is paying off

(−)

- ———

Operating expenses well in line


Operating expenses
in € m
1,107
77
377
653
1,088
83
386
619
1,097
82
376
639
1,370
118
AREP [1]
75
421
756
1,190
69
387
734
Q1
Q2
Q3
Q4
2005
Q1
2006
Personnel expenses
Other expenses
Depreciation on fixed assets

[1] Asian real estate property

- Operating expenses well in line
- Strong group performance driver for increased personnel expenses (€81m y-o-y)
  - General performance bonus
  - LTP / LTI
  - Others (e.g. boni)
- Fixed remuneration at a constant level

- ———

Net profit almost doubled versus Q1 2005


in € m
Operating profit
Net profit
541
395
291
175
419
262
466
333
959
740
+87.3%

- In Q1 CBK earned more than half of FY 2005 operating result
- Sale of 8.1% KEB stake boosted AfS result by €407m
- Tax loss carried forward not capitalized yet, most likely in Q2
- Restructuring charges to be booked in 2006
- EPS reached €1.13
- Net ROE 25.9%

in %	Q1 `05	Q2 `05	Q3 `05	Q4 `05	Q1 `06
Net ROE[1]	17.1	7.6	11.4	13.4	**25.9**
CIR	60.0	69.9	65.8	73.0	**51.7**

[1] calculated on net profit

Changes in key balance sheet items

Assets

Investments & securities portfolio
in € bn


+1.7%
133.9
136.1
47.7
86.2
Dec 2005
Mar 2006

Claims on customers
in € bn


-3.2%
305.5
295.8
151.8
153.7
Mainly due to decline in public finance at EHY
Dec 2005
Mar 2006

Liabilities

Securitized liabilities
in € bn


-0.3%
224.1
223.5
127.2
96.9
Dec 2005
Mar 2006

Liabilities to customers
in € bn


+6.1%
141.2
149.8
25.9
115.3
Dec 2005
Mar 2006

- Commerzbank stand-alone
- Pro-forma consolidation
- Combined entity

Balance sheet total (as of Mar 31st, 2006) € 632.4bn

Change in own funds as shown in balance sheet

Own funds (balance sheet)

in € m


21,793
956
2,149
2,362
740
31
28,031
Hybrid capital EHY
Hybrid capital CBK
Subordinated capital
Net profit Q1 2006
Others
Dec 2005
Mar 2006

Regulatory capital (Tier I)

in € m	Dec 2005	**Mar 2006**
Subscribed capital	1,705	**1,707**
Reg. reserves	9,647	**10,206**
Minority interests	809	**939**
Hybrid capital	-	**2,268**
Total	12,161	**15,120**

Risk-weighted assets

in € bn


230.9
149.7
Back within Tier 1 target range of 6.5 - 7.0%
8.1
6.5
Dec 2005
Mar 2006
Tier I ratio, in %

Strong securities business boosted Q1 result in PBC and AM

Operating profit, in € m

Private & Business Customers


+55.1%
69
84
80
49
107
Q1
Q2
Q3
Q4
Q1
2005
2006


15.6%

in %	Q1 '06
ROE [1]	22.4
CIR	73.6

- Outstanding commission income, up by 31% y-o-y
- Strong securities transaction business (+40%)
- Supported by great Q1 performance of comdirect
- Performance-related compensation and investments lifted operating costs
- CIR down to 73.6%

Asset Management


+13.5%
37
17
46
20
42
Q1
Q2
Q3
Q4
Q1
2005
2006


5.1%

in %	Q1 '06
ROE [1]	27.2
CIR	75.3

- Higher assets under management driven by net inflows and benign capital markets
- Commission income rose significantly by 32% y-o-y
- Operating expenses increased due to higher charges for LTI

Equity allocation within Group

[1] operating ROE, annualized

Mittelstand keeping strong momentum

Operating profit, in € m

Mittelstand


149
134
103 103
68
2.2 fold
Q1 Q2 Q3 Q4 Q1
2005 2006


25.9%

in %	Q1 '06
ROE [1]	18.8
CIR	54.0

- Excellent performance accelerated in Q1
- All revenue lines improved significantly
- Interest income grew by 11% y-o-y
- Marked decline in LLPs, also expected for FY 2006
- Operating ROE reached 18.8%, well above target of >15%
- Successful earnings trend of BRE continued

International Corporate Banking


143
2.8 fold
88
80
45
31
Q1 Q2 Q3 Q4 Q1
2005 2006


12.7%

in %	Q1 '06
ROE [1]	22.7
CIR	38.1

- International Corporate Banking had a solid performance in Q1
- Improvement across all revenue positions – especially USA and Western Europe

Equity allocation within Group

[1] operating ROE, annualized

C&M exceeded traditionally strong Q1 results

Operating profit, in € m

Corporates & Markets


+35.4%
99
-55
82
86
134
Q1
Q2
Q3
Q4
2005
Q1
2006


14.3%

in %	Q1 '06
ROE [1]	30.5
CIR	61.2

- Successful equity derivatives business lifted trading profit by 12% y-o-y
- Increased client-related business
- Operating profit - adjusted for dedicated prop-trading activities - tripled (vs average of Q1 and Q2 '05)
- VaR down significantly
- C&M will benefit from additional business opportunities arising from EHY acquisition

Mortgage Banks


+20.3%
69
90
98
93
83
Q1
Q2
Q3
Q4
2005
Q1
2006


9.2%

in %	Q1 '06
ROE [1]	29.4
CIR	13.3

- Profits remained at satisfactory level
- Increased at-equity consolidation (49%) of Eurohypo (Δ €12m vs Q1 `05)
- Increased equity allocation due to increased stake of Eurohypo in Dec `05

Equity allocation within Group

[1] operating ROE, annualized

Status quo of Eurohypo integration

- **Integration process well under way**
  Co-operative working atmosphere within joint teams

- **Key people staying on board**
  Mutual exchange of key functions underlines integration

- **Management focus back on operating business**
  Immediate implementation at executive level

- **First achievements showing high potential for the group**
  Synergy potential higher and restructuring costs lower than expected

- **Preserve Eurohypo as a brand and legal entity**
  High cost and revenue synergies to be exploited

/ Synergies above preliminary evaluation

Net synergies
in € m


Cost synergies
Revenue synergies
Further synergy potential
100 - 130
142
30
20
80
66[1]
76
Preliminary evaluation
Synergy assumption as of Q1 `06

[1] Including €15m funding synergies

- High cost and revenue synergies due to complementary businesses
- Cost synergies at the low end of preliminary evaluation
- Revenue synergies significantly higher than anticipated
  - CBK takes on new business operations formerly executed by other banks
  - Sustainable funding synergies of €15m
- Additional sources of benefit:
  - Capitalization of tax loss carried forwards
  - Capital reduction due to Basel II

Sources of synergies

Retail Real Estate

- Full integration: creation of joint credit platform
- Optimization of processes and workflows
- Joint customer approach

Commercial Real Estate

- Bundling Commercial Real Estate activities
- Cross selling - Real estate financing for CBK's and banking products for EHY's customers

Public Finance & C&M

- Take over derivative operations from other banks
- Utilization of combined market power
- Distribution power for €-Jumbo Pfandbriefe

Funding

- Optimizing refinancing of CBK's credit portfolio through EHY's Pfandbrief market access
- Formation of fully integrated group treasury

Back Office and Corporate Centre

- Combining back office (IT, Orga and Facility Management)
- Corporate center synergies

Full run-rate of synergies by 2008

Net synergies
in € m


142
67
22
2006
2007
2008

- Immediate and quick implementation of measures
- First revenue synergies to be realized in Q3 2006
- 15% of total synergies realized already this year
- Roughly 50% of total synergies to be achieved in 2007, as funding advantages as well as centralization of organization take effect
- Full run-rate of synergies by 2008 as joint retail credit platform is accomplished and Back Office and IT systems are fully harmonised

Detailed scheduling of integration process


2006
2007
2008
Synergies
15%
50%
100%
Monitoring and controlling synergies
• Full integration of EHY into CBK's controlling process
• Negotiations with staff council
• Joint risk management
• Realization of revenue and funding synergies (e.g. derivative operations)
• Exploiting first cost synergies (e.g joint procurement, integrated corporate centres)
• Using Pfandbrief platform of EHY
• Further organizational integration
• Joint retail credit platform

/ Restructuring charges lower than originally anticipated

Restructuring charges
in € m


150
118
Preliminary evaluation
Current assumption

- Bulk of restructuring costs expected for joint retail credit platform
- Head-count reduction in back-office and corporate centre
- Centralizing operations and integrating functions (e.g. risk management)
- Preparing CBK's credit portfolio for Pfandbrief issuing (eligibility for funding insurance companies' liabilities / Deckungsstockfähigkeit)
- Additional costs - largely to be capitalized - amount to a total of €18m

Commerzbank's challenges in 2006

1.	**Market positioning**	• Strengthening position as the leading German commercial bank • Playing an active part in consolidating the German banking market
2.	**Eurohypo**	• Exploiting joint opportunities • Utilizing cost and revenue synergies • Joint risk management
3.	**Strengthening our divisions**	• Keeping strong momentum in Private & Business Customers, Mittelstand and C&M
4.	**Capital management**	• Maintaining target range of 6.5 - 7.0% Tier I ratio • Ensuring higher dividend

BACKUP

Highly successful debut Tier I hybrid issue

Highlights

- Largest ever Tier I hybrid capital raising of a German issuer
- Transaction strongly received – oversubscribed 3 times within short time
- Pan-European roadshow in 11 financial centers with more than 100 investors meetings
- Strong investors base: well diversified regional distribution, large stake (¾) went to long-term investors
- Well performance in the aftermarket

Volume/ Spread

- Successfully raised €2.2bn (tranches split into EUR1bn; GBP0.8bn)
- Pricing: Spread vs. Euro Swap rate 115 bps, and vs Gilts 150 bps

Tier I ratio

- CBK easily secured Tier I target of more than 6,3%
- Additional financial flexibility created

Commerzbank Group

in € m	Q1 `05	Q2 `05	Q3 `05	Q4 `05	FY 2005	Q1 `06
Interest income	721	847	771	833	3,172	825
LLP	-198	-177	-151	-40	-566	-154
Commission income	578	593	599	645	2,415	718
Hedge result	-12	-5	-5	0	-22	6
Trading profit	262	11	217	217	707	330
AfS result	294	84	79	190	647	445
Other operating income	3	26	6	-9	26	-21
Total revenues	**1,648**	**1,379**	**1,516**	**1,836**	**6,379**	**2,149**
Operating expenses	1,107	1,088	1,097	1,370	4,662	1,190
Operating profit	**541**	**291**	**419**	**466**	**1,717**	**959**
Restructuring expenses	0	0	0	37	37	0
Goodwill	0	0	0	0	0	0
Pre tax profit	**541**	**291**	**419**	**429**	**1,680**	**959**
Average equity	**10,097**	**10,073**	**9,755**	**11,015**	**10,235**	**12,242**
Operating ROE (in %)	**21.4**	**11.6**	**17.2**	**16.9**	**16.8**	**31.3**
CIR (in %)	**60.0**	**69.9**	**65.8**	**73.0**	**67.1**	**51.7**

Private & Business Customers

in € m	Q1 `05	Q2 `05	Q3 `05	Q4 `05	FY 2005	Q1 `06
Interest income	274	269	287	294	1,124	278
LLP	-46	-46	-46	-67	-205	-55
Commission income	264	272	267	262	1,065	346
Hedge result	0	0	0	0	0	0
Trading profit	1	0	1	1	3	1
AfS result	0	0	1	-1	0	0
Other operating income	-3	4	3	10	14	-12
Total revenues	**490**	**499**	**513**	**499**	**2,001**	**558**
Operating expenses	421	415	433	450	1,719	451
Operating profit	**69**	**84**	**80**	**49**	**282**	**107**
Restructuring expenses	0	0	0	0	0	0
Goodwill	0	0	0	0	0	0
Pre tax profit	**69**	**84**	**80**	**49**	**282**	**107**
Average equity	**1,882**	**1,880**	**1,887**	**1,915**	**1,891**	**1,913**
Operating ROE (in %)	**14.7**	**17.9**	**17.0**	**10.2**	**14.9**	**22.4**
CIR (in %)	**78.5**	**76.1**	**77.5**	**79.5**	**77.9**	**73.6**

Asset Management

in € m	Q1 `05	Q2 `05	Q3 `05	Q4 `05	FY 2005	Q1 `06
Interest income	4	-1	-7	-6	-10	-4
LLP	0	0	0	0	0	0
Commission income	127	133	145	170	575	168
Hedge result	0	0	1	-1	0	0
Trading profit	2	3	1	3	9	3
AfS result	1	3	4	8	16	3
Other operating income	-2	-4	5	-3	-4	0
Total revenues	**132**	**134**	**149**	**171**	**586**	**170**
Operating expenses	95	117	103	151	466	128
Operating profit	**37**	**17**	**46**	**20**	**120**	**42**
Restructuring expenses	0	0	0	0	0	0
Goodwill	0	0	0	0	0	0
Pre tax profit	**37**	**17**	**46**	**20**	**120**	**42**
Average equity	**533**	**513**	**535**	**567**	**537**	**618**
Operating ROE (in %)	**27.8**	**13.3**	**34.4**	**14.1**	**22.3**	**27.2**
CIR (in %)	**72.0**	**87.3**	**69.1**	**88.3**	**79.5**	**75.3**

Mittelstand

in € m	Q1 `05	Q2 `05	Q3 `05	Q4 `05	FY 2005	Q1 `06
Interest income	280	307	300	306	1,193	310
LLP	-118	-115	-104	-57	-394	-75
Commission income	124	134	143	167	568	150
Hedge result	0	0	0	0	0	-1
Trading profit	15	17	20	23	75	21
AfS result	1	2	1	-8	-4	3
Other operating income	4	2	4	-11	-1	4
Total revenues	**306**	**347**	**364**	**420**	**1,437**	**412**
Operating expenses	238	244	261	286	1,029	263
Operating profit	**68**	**103**	**103**	**134**	**408**	**149**
Restructuring expenses	0	0	0	22	22	0
Goodwill	0	0	0	0	0	0
Pre tax profit	**68**	**103**	**103**	**112**	**386**	**149**
Average equity	**2,945**	**2,973**	**3,058**	**3,136**	**3,028**	**3,171**
Operating ROE (in %)	**9.2**	**13.9**	**13.5**	**17.1**	**13.5**	**18.8**
CIR (in %)	**56.1**	**52.8**	**55.8**	**60.0**	**56.2**	**54.0**

International Corporate Banking

in € m	Q1 `05	Q2 `05	Q3 `05	Q4 `05	FY 2005	Q1 `06
Interest income	64	67	75	88	294	76
LLP	-19	-8	9	87	69	-11
Commission income	38	40	35	40	153	42
Hedge result	-2	2	0	5	5	0
Trading profit	6	-2	6	5	15	23
AfS result	6	6	18	-9	21	18
Other operating income	0	2	0	0	2	1
Total revenues	**93**	**107**	**143**	**216**	**559**	**149**
Operating expenses	62	62	63	73	260	61
Operating profit	**31**	**45**	**80**	**143**	**299**	**88**
Restructuring expenses	0	0	0	11	11	0
Goodwill	0	0	0	0	0	0
Pre tax profit	**31**	**45**	**80**	**132**	**288**	**88**
Average equity	**1,251**	**1,339**	**1,436**	**1,526**	**1,388**	**1,549**
Operating ROE (in %)	**9.9**	**13.4**	**22.3**	**37.5**	**21.5**	**22.7**
CIR (in %)	**55.4**	**53.9**	**47.0**	**56.6**	**53.1**	**38.1**

Corporates & Markets

in € m	Q1 `05	Q2 `05	Q3 `05	Q4 `05	FY 2005	Q1 `06
Interest income	49	52	43	43	187	45
LLP	-7	-1	2	3	-3	-5
Commission income	27	15	11	16	69	17
Hedge result	0	0	0	-1	-1	0
Trading profit	258	77	206	217	758	289
AfS result	-1	-4	-2	-5	-12	0
Other operating income	-2	4	5	0	7	7
Total revenues	**324**	**143**	**265**	**273**	**1,005**	**353**
Operating expenses	225	198	183	187	793	219
Operating profit	**99**	**-55**	**82**	**86**	**212**	**134**
Restructuring expenses	0	0	0	4	4	0
Goodwill	0	0	0	0	0	0
Pre tax profit	**99**	**-55**	**82**	**82**	**208**	**134**
Average equity	**1,832**	**1,848**	**1,783**	**1,809**	**1,818**	**1,756**
Operating ROE (in %)	**21.6**	**-11.9**	**18.4**	**19.0**	**11.7**	**30.5**
CIR (in %)	**68.0**	**137.5**	**69.6**	**69.3**	**78.7**	**61.2**

Mortgage Banks

in € m	Q1 `05	Q2 `05	Q3 `05	Q4 `05	FY 2005	Q1 `06
Interest income	96	138	139	155	528	120
LLP	-8	-7	-12	-6	-33	-8
Commission income	-2	-2	-3	-5	-12	-5
Hedge result	-8	-6	-6	-4	-24	8
Trading profit	-35	-36	-21	-38	-130	-24
AfS result	36	13	12	12	73	6
Other operating income	0	0	-1	-3	-4	0
Total revenues	**79**	**100**	**108**	**111**	**398**	**97**
Operating expenses	10	10	10	18	48	14
Operating profit	**69**	**90**	**98**	**93**	**350**	**83**
Restructuring expenses	0	0	0	0	0	0
Goodwill	0	0	0	0	0	0
Pre tax profit	**69**	**90**	**98**	**93**	**350**	**83**
Average equity	**989**	**993**	**1,006**	**1,040**	**1,007**	**1,130**
Operating ROE (in %)	**27.9**	**36.3**	**39.0**	**35.8**	**34.8**	**29.4**
CIR (in %)	**11.5**	**9.3**	**8.3**	**15.4**	**11.1**	**13.3**

Others & Consolidation

in € m	Q1 `05	Q2 `05	Q3 `05	Q4 `05	FY 2005	Q1 `06
Interest income	-46	15	-66	-47	-144	0
LLP	0	0	0	0	0	0
Commission income	0	1	1	-5	-3	0
Hedge result	-2	-1	0	1	-2	-1
Trading profit	15	-48	4	6	-23	17
AfS result	251	64	45	193	553	415
Other operating income	6	18	-10	-2	12	-21
Total revenues	**224**	**49**	**-26**	**146**	**393**	**410**
Operating expenses	56	42	44	205	347	54
Operating profit	**168**	**7**	**-70**	**-59**	**46**	**356**
Restructuring expenses	0	0	0	0	0	0
Goodwill	0	0	0	0	0	0
Pre tax profit	**168**	**7**	**-70**	**-59**	**46**	**356**
Average equity	**665**	**527**	**50**	**1,022**	**566**	**2,105**
Operating ROE (in %)	.	.	.	.	.	.
CIR (in %)	.	.	.	.	.	.

Eurohypo

in € m	Q1 `05	Q2 `05	Q3 `05	Q4 `05	FY 2005	Q1 `06
Interest income	344	340	351	343	1,378	334
LLP	-63	-60	-77	-66	-266	-71
Commission income	15	36	60	34	145	38
Hedge result	-45	-14	-10	15	-54	-10
Trading profit	22	13	-32	-22	-19	11
AfS result	19	17	1	-26	11	2
Other operating income	-4	-3	2	5	0	5
Total revenues	**288**	**329**	**295**	**283**	**1,195**	**309**
Operating expenses	-111	-124	-133	-145	-513	-130
Operating profit	**177**	**205**	**162**	**138**	**682**	**179**
Restructuring expenses	0	0	-47	-6	-53	0
Goodwill	0	0	0	0	0	0
Pre tax profit	**177**	**205**	**115**	**132**	**629**	**179**


COMMERZBANK

For more information, please contact:
Commerzbank Investor Relations

Jürgen Ackermann
Head of Investor Relations
P: +49 69 136 22338
M: juergen.ackermann@commerzbank.com

www.commerzbank.com/ir

Sandra Büschken
P: +49 69 136 23617
M: sandra.bueschken@commerzbank.com

Ute Heiserer-Jäckel
P: +49 69 136 41874
M: ute.heiserer-jaeckel@commerzbank.com

Simone Nuxoll
P: +49 69 136 45660
M: simone.nuxoll@commerzbank.com

Disclaimer

/ investor relations /

This presentation has been prepared and issued by Commerzbank AG. This publication is intended for professional and institutional customers.

Any information in this presentation is based on data obtained from sources considered to be reliable, but no representations or guarantees are made by Commerzbank Group with regard to the accuracy of the data. The opinions and estimates contained herein constitute our best judgement at this date and time, and are subject to change without notice. This presentation is for information purposes, it is not intended to be and should not be construed as an offer or solicitation to acquire, or dispose of any of the securities or issues mentioned in this presentation.

Commerzbank AG and/or its subsidiaries and/or affiliates (herein described as Commerzbank Group) may use the information in this presentation prior to its publication to its customers. Commerzbank Group or its employees may also own or build positions or trade in any such securities, issues, and derivatives thereon and may also sell them whenever considered appropriate. Commerzbank Group may also provide banking or other advisory services to interested parties.

Commerzbank Group accepts no responsibility or liability whatsoever for any expense, loss or damages arising out of, or in any way connected with, the use of all or any part of this presentation.

Copies of this document are available upon request or can be downloaded from www.commerzbank.com/aktionaere/index.html

| interim report as of march 31, 2006 |

SEC File No. 082-02523

CIK 0000852933

COMMERZBANK



highlights of commerzbank group

	1.1.–31.3.2006	1.1.–31.3.2005
Income statement		
Operating profit (€ m)	959	541
Operating profit per share (€)	1.46	0.91
Pre-tax profit (€ m)	959	541
Net profit (€ m)	740	395
Earnings per share (€)	1.13	0.66
Operating return on equity[1] (%)	31.3	21.4
Cost/income ratio in operating business (%)	51.7	60.0
Return on equity of consolidated surplus[1] (%)	25.9	17.1

	31.3.2006	31.12.2005
Balance sheet		
Balance-sheet total (€ bn)	632.4	444.9
Risk-weighted assets according to BIS (€ bn)	230.9	149.7
Equity as shown in balance sheet (€ bn)	14.4	13.7
Own funds as shown in balance sheet (€ bn)	28.0	21.8
BIS capital ratios		
Core capital ratio, excluding market-risk position (%)	6.7	8.3
Core capital ratio, including market-risk position (%)	6.5	8.1
Own funds ratio (%)	10.6	12.5

		31.3.2006	31.3.2005
Commerzbank share			
Number of shares issued (million units)		656.8	598.6
Share price (€, 1.1.–31.3.)	high	33.36	17.69
	low	24.89	15.17
Book value per share[2] (€)		21.46	18.82
Market capitalization (€ bn)		21.6	10.0
Staff			
Germany		27,136	25,115
Abroad		8,409	7,532
Total		35,545[3]	32,647
Short/long-term rating			
Moody's Investors Service, New York		P-1/A2	P-1/A2
Standard & Poor's, New York		A-2/A-	A-2/A-
Fitch Ratings, London		F1/A	F2/A-

1) annualized; 2) excluding cash flow hedges and minority interests; 3) including Eurohypo (2,392)

The figures contained in this report are unaudited.

interim report as of march 31, 2006

To our shareholders

In the first quarter, we prepared for Eurohypo AG's integration into the Commerzbank Group. Since March 31, 2006, we have held a good 98% of the capital of this leading European mortgage bank; the purchase was funded by both a cash capital increase and the first hybrid capital issue in the Bank's history.

Eurohypo will remain an independent unit and brand name. In various project groups, we have quantified the synergies to be expected. Last November, we assumed these would be in the region of €100m to 130m. As things stand today, the figure is €142m, which we will realize to the full in 2008. As we are combining complementary business models, the revenue synergies are encouragingly great, relating above all to commercial real estate in Germany and abroad and to public-sector financing. In addition, through Eurohypo's access to the *Pfandbrief* market, we will improve the funding of Commerzbank's credit portfolio. Cost synergies will primarily be generated by combining corporate-centre and back-office activities as well as by setting up the planned joint platform for processing retail loans.

Synergies from the integration of Eurohypo AG
in € m


Further synergy potential
Revenue synergies
Cost synergies
100-130
30
20
80
142
66[1]
76
First estimate November 2005
Quantified synergies March 2006

1) incl. €15m funding synergies

Good start to 2006

In the first three months of the year, all segments of the Commerzbank Group achieved in some cases much higher results than in the first quarter of 2005. Spurred by buoyant stock markets and the modest cyclical recovery, the operating profit expanded by 77.3% to €959m.

Net interest income increased by an encouraging 14.4% to €825m. We registered a higher result from Eurohypo, which we consolidate at equity, and were able to achieve far higher interest income in the *Mittelstand* segment in particular.

For the first three months, we have set aside €154m for provisioning, 22.2% less than in the same quarter last year. Net interest income after provisioning was as much as 28.3% higher, therefore, at €671m.

At both the Parent Bank and comdirect bank, we benefited from the positive market environment above all in our securities transactions on behalf of customers. Commission income was also much higher in asset management. In addition, our efforts to provide *Mittelstand* companies with attractive structured products bore fruit. All told, there was a strong rise of 24.2% in net commission income to €718m.

In our trading profit, we even exceeded the high level of the first quarter of 2005. The focus on customer-related business and the reduced dependence on market developments as a result are continuing to pay off, therefore. In the first three months of the year, we achieved €322m, compared with €288m a year earlier. With the net results on the measurement of derivative financial instruments and of applying the fair value option taken into account, we post a trading profit of €330m as against €262m.

The net result on the investments and securities portfolio reached €445m, compared with €294m a year previously, with the partial sale of our stake in Korea

Exchange Bank contributing €407m. At end-February, 8.1% was placed with institutional investors, leaving us with an interest of 6.5%. With this transaction, we continued to pursue our policy of disposing of non-strategic investments. In the first quarter of last year, we sold our stakes in MAN and Unibanco.

Operating expenses remain under control

All in all, we achieved revenues of €2,149m, 30.4% more than in the first quarter of 2005, while our expenses were up by 7.5% to €1,190m. Personnel costs were 12.4% higher, due to larger provisions for bonuses on account of the positive business performance and to cover our long-term performance plans. At 33,153, the Bank's workforce is now 506 larger than at end-March 2005, due among other things to business expansion at BRE Bank. With Eurohypo AG included, the total rises to 35,545.

Other operating expenses rose marginally by 2.7% to €387m; by contrast, depreciation on office equipment and real property sank by a further 10.4% to €69m.

Consolidated surplus almost doubled

The balance of all income and expenses in the first quarter of 2006 is an operating profit of €959m, compared with €541m in the same period a year earlier. After taxes of €185m and minority interests of €34m have been deducted, a consolidated surplus of €740m remains. With an average 656.2m shares issued, this translates into €1.13 per share. A year ago, the consolidated surplus was €395m and earnings per share – based on 594.8m shares – €0.66.

Consolidated balance-sheet total: Eurohypo already integrated

As we raised our interest in Eurohypo AG to 98% on March 31, its figures have already been integrated into the consolidated balance sheet for this reporting date. The balance-sheet total reached €632.4bn, as against €444.9bn at year-end. Great changes can be seen in claims on customers, which have increased from €153.7bn to €295.8bn, and in the investments and securities portfolio, which has expanded from €86.2bn to €136.1bn. Liabilities to customers have grown from €102.8bn to €149.8bn, while securitized liabilities more than doubled to €223.5bn.

Subscribed capital, the capital reserve and retained earnings have remained virtually unchanged this year. Overall, however, our own funds have expanded from €21.8bn at end-2005 to a current €28.0bn, mainly due to subordinated and hybrid capital. Our first issue of hybrid capital, which we placed Europe-wide with institutional investors in a €1bn tranche and a second tranche of £0.8bn, was very successful. Despite the acquisition of Eurohypo, therefore, we were able to hold our core capital ratio at 6.5% – in other words, within our target range of 6.5% to 7%; our own funds ratio settled at 10.6%.

Segment reporting still unchanged

For the last time, Eurohypo is shown at equity in the income statement for the first three months; that is why we show the same segment structure as last year. It appears on page 14 of this interim report. As from March 31, Eurohypo will be fully consolidated. As a result, the structure of our segment reporting will alter in line with the Group's new organization. We will explain the changes in detail when we present the interim report for the first half of the year.

Higher revenues at Private Customers

In the first three months of the year, revenues in the Private and Business Customers segment were 13.9% higher at €558m than in the same period of 2005. Net commission income was especially encouraging, rising by a good 30%, largely thanks to customers' strong interest in investing in securities. Improved margins for loans and deposits led to a slight increase in net interest income. In view of the continuing strains on the labour market, however, we believe that higher provisioning will be needed this year. For the first quarter, we have set aside €55m, €9m more than in the same quarter of 2005. Operating expenses rose by 7.1%, mainly due to higher provisions for bonuses and for investment in growth programmes.

The operating profit reached €107m, as against €69m a year previously. The operating return on equity increased from 14.7% to 22.4%; the cost/income ratio improved from 78.5% to 73.6%.

Asset Management benefits from lively stock market

The higher market level and brisk business on behalf of customers ensured earnings of €170m in the first quarter of the year, almost 30% more than in the first three months of 2005. Given the positive development of business, operating expenses here too were higher than a year earlier, as we made greater provision for bonuses and long-term incentive plans.

We post an operating profit of €42m, compared with €37m a year previously. The operating return on equity was a good 27.2%, while the cost/income ratio rose from 72.0% to 75.3%.

***Mittelstand* maintaining its successful course**

We continue to be very satisfied with earnings performance in this segment. Net interest income increased 10.7% to €310m, mainly thanks to banking activities in Germany and BRE Bank in Poland. We have set aside €43m less for provisioning in the first quarter than we did a year earlier. Net commission income surged by just over 20%, the gains being registered at both branches in Germany and BRE Bank. All told, revenues were boosted by practically 35%, while operating expenses increased by only 10.5% to €263m. In this segment too, the lion's share of the rise in costs can be traced back to personnel expenses.

The operating profit for the first three months of the year reached €149m, as against €68m in the first quarter of 2005. Despite the larger average amount of equity tied up, the operating return on equity jumped from 9.2% to 18.8%. The cost/income ratio in operating business improved further from 56.1% to 54.0%.

Solid performance from International Corporate Banking

In this segment, we achieved year-on-year gains for all revenue items and in all geographical markets. At the same time, provisioning was lower. All in all, revenues increased by a good 60% to €149m. Operating expenses, at €61m, remained slightly below their year-earlier level.

Here, the programme to boost profitability, which we launched last year, is producing results. The operating profit rose sharply from €31m to €88m. With almost €300m more equity tied up, the operating return on equity was 22.7%, compared with 9.9% a year earlier. The cost/income ratio improved substantially from 55.4% to 38.1%.

Excellent first quarter at Corporates & Markets

We achieved a trading profit in this segment that even exceeded the traditionally good first-quarter figures. And this even though we had abandoned several business activities and reduced the number of staff. We were particularly successful in equity derivatives and also in interest-rate and currency trading. The refocusing of investment banking in the form of the Corporates & Markets unit is proving more and more to be definitely the right course to pursue. Altogether, the revenues of €353m were almost 9% higher than a year previously. Strict cost control caused operating expenses to decline by another 2.7%.

The operating profit rose by a good 35% to €134m. With slightly less equity tied up, the operating return on equity stands at 30.5%, compared with 21.6% in the first quarter of 2005. The cost/income ratio receded to a very good level of 61.2%, down from 68.0% a year earlier.

Earnings stable at Mortgage Banks

This segment covers our subsidiaries Hypothekenbank in Essen and Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxemburg as well as the 48.9% interest in Eurohypo AG. Net interest income

was a quarter higher than in the first three months of 2005, while provisioning remained at its year-ago level. The trading profit of our mortgage banks benefited from the improved market environment. All told, revenues were 23% higher than a year previously. Operating expenses rose from €10m to €14m, largely due to IT and consulting costs in connection with the integration of Eurohypo.

The operating profit reached €83m, compared with €69m in the first quarter of 2005. As more equity was tied up on account of both greater volume and the larger interest held in Eurohypo AG since last December, the operating return on equity rose only from 27.9% to 29.4%. After reaching 11.5% last year, the cost/income ratio was still outstanding at 13.3%.

Group's RoE figures on a high level

The Commerzbank Group achieved an excellent operating return on equity of 31.3% for the first quarter of the year, compared with 21.4% for the corresponding three-month period of 2005. The return on equity of 25.9% (previous year: 17.1%) on the consolidated surplus was also outstanding. The cost/income ratio improved from a good level of 60.0% in the first three months of 2005 to 51.7%. However, these figures cannot be projected onto the full year. In view of the good first quarter, the pick-up in economic activity and the positive mood on stock markets, we are confident though that we can achieve or even beat our RoE targets for 2006. We had set ourselves an after-tax return on equity of at least 10.3% and a cost/income ratio of 65% at most.

Frankfurt am Main, May 2006
The Board of Managing Directors



Declaration of compliance with the International Financial Reporting Standards (IFRS) and German Accounting Standard no. 6 (GAS 6) – Accounting principles and consolidated companies –

Accounting principles

Our interim financial statements as of March 31, 2006, were prepared in accordance with the Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July, 2002, together with other regulations for adopting certain international accounting standards on the basis of the International Accounting Standards (IAS) and the International Financial Reporting Standards (IFRS), and their interpretations by the Standing Interpretation Committee (SIC) and the International Financial Reporting Interpretation Committee (IFRC), approved and published by the International Accounting Standards Board (IASB). These financial statements are based on the IAS/IFRS rules, as they are to be applied in the EU.

In preparing this interim report, we have employed the same accounting policies as in our consolidated financial statements as of December 31, 2005 (see page 106ff.).

Consolidated companies

As of January 1, 2006, the subsidiaries Commerz Advisory Management Co. Ltd., British Virgin Islands, and Zweite Umbra Vermögensverwaltungsgesellschaft mbH, Frankfurt am Main, were removed from the list of consolidated companies. In February 2006, Hibernia Alpha Beteiligungsgesellschaft mbH, Wiesbaden, was taken over, which holds a 15% interest in Commerzbank Europe (Ireland), Dublin. Through the first-time consolidation as of February 28, 2006, the percentage of the capital of Commerzbank Europe (Ireland) directly and indirectly held rose to 74.5%.

As of March 31, 2006, the following companies were included in the list of consolidated companies for the first time:

- AFÖG GmbH & Co. KG, Frankfurt am Main
- CBP Cofonds, Frankfurt am Main
- Commerzbank Capital Funding Trust I, Wilmington/Delaware
- Commerzbank Capital Funding Trust II, Wilmington/Delaware
- Commerzbank Capital Funding LLC I, Wilmington/Delaware
- Commerzbank Capital Funding LLC II, Wilmington/Delaware
- CommerzFactoring GmbH, Mainz
- Eurohypo Aktiengesellschaft, Eschborn

On November 16, 2005, Commerzbank Inlandsbanken Holding AG, a subsidiary of our Group, concluded purchase agreements to acquire 66.2% of the shares of Eurohypo Aktiengesellschaft at a price of €4.56bn. 17.1% of the shares were already acquired on December 15, 2006. The Eurohypo sub-group, previously included in the consolidation on an at equity basis, has been fully consolidated, therefore, since March 31, 2006. The decline in the holdings in associated companies since December 31, 2005, amounts to €3,361m.

For the first quarter of 2006, the profit contribution from Eurohypo is shown, as previously, in Net interest income under the item Result on measurement of investments, investments in associated companies and holdings in subsidiaries.

In order to underline the effect of fully consolidating Eurohypo in the balance sheet, we have provided an unaudited pro-forma balance sheet as of December 31, 2005, for the purposes of comparison with both the consolidated balance sheet of March 31, 2006, and the published Commerzbank balance sheet as of December 31, 2005. The pro-forma financial statement shows the Commerzbank Group per December 31, 2005, as it would have been if Eurohypo had already been included in the consolidation at that time.

There were no other material effects on the Group's net assets and financial position or its earnings performance.

consolidated income statement

	Notes	1.1.–31.3.2006 € m	1.1.–31.3.2005 € m	Change in %
Net interest income	(1)	825	721	14.4
Provision for possible loan losses	(2)	–154	–198	–22.2
Net interest income after provisioning		671	523	28.3
Net commission income	(3)	718	578	24.2
Net result on hedge accounting		6	–12	·
Trading profit	(4)	330	262	26.0
Net result on investments and securities portfolio (*available for sale*)	(5)	445	294	51.4
Other result	(6)	–21	3	·
Operating expenses	(7)	1,190	1,107	7.5
Operating profit		**959**	**541**	**77.3**
Restructuring expenses		–	–	·
Pre-tax profit		**959**	**541**	**77.3**
Taxes on income		185	116	59.5
After-tax profit		**774**	**425**	**82.1**
Profit/loss attributable to minority interests		–34	–30	13.3
Consolidated surplus		**740**	**395**	**87.3**

Earnings per share	**1.1.–31.3.2006**	**1.1.–31.3.2005**	Change in %
Operating profit (€ m)	959	541	77.3
Consolidated surplus (€ m)	740	395	87.3
Average number of ordinary shares issued (units)	656,159,771	594,814,949	10.3
Operating profit per share (€)	1.46	0.91	60.4
Basic earnings per share (€)	1.13	0.66	71.2

The basic earnings per share, calculated in accordance with IAS 33, are based on the consolidated surplus. Minority interests are not taken into consideration.

In the financial year as in the previous year, no conversion or option rights were outstanding. The diluted earnings per share, therefore, correspond to the basic earnings per share.

Consolidated income statement (quarter-on-quarter comparison)

	1st quarter	4th quarter	3rd quarter	2nd quarter	1st quarter
€ m	2006		2005		
Net interest income	825	833	771	847	721
Provision for possible loan losses	–154	–40	–151	–177	–198
Net interest income after provisioning	671	793	620	670	523
Net commission income	718	645	599	593	578
Net result on hedge accounting	6	–	–5	–5	–12
Trading profit	330	217	217	11	262
Net result on investments and securities portfolio (available for sale)	445	190	79	84	294
Other result	–21	–9	6	26	3
Operating expenses	1,190	1,370	1,097	1,088	1,107
Operating profit	**959**	**466**	**419**	**291**	**541**
Restructuring expenses	–	37	–	–	–
Pre-tax profit	**959**	**429**	**419**	**291**	**541**
Taxes on income	185	84	126	83	116
After-tax profit	**774**	**345**	**293**	**208**	**425**
Profit/loss attributable to minority interests	–34	–12	–31	–33	–30
Consolidated surplus	**740**	**333**	**262**	**175**	**395**

consolidated balance sheet

Assets	Notes	31.3.2006 € m	31.12.2005 € m	Change in %	31.12.2005 pro-forma € m	Pro-forma change in %
Cash reserve		4,041	8,628	–53.2	8,733	–53.7
Claims on banks	(9, 11)	96,897	86,203	12.4	101,970	–5.0
Claims on customers	(10, 11)	295,834	153,674	92.5	305,526	–3.2
Provision for possible loan losses	(12)	–7,648	–5,181	47.6	–7,542	1.4
Positive fair values from derivative hedging instruments		7,336	4,734	55.0	6,845	7.2
Assets held for dealing purposes	(13)	88,177	100,321	–12.1	103,709	–15.0
Investments and securities portfolio	(14)	136,140	86,241	57.9	133,887	1.7
Intangible assets	(15)	1,805	973	85.5	1,791	0.8
Fixed assets	(16)	1,408	1,525	–7.7	1,697	–17.0
Tax assets		5,682	5,538	2.6	5,926	–4.1
Other assets	(17)	2,747	2,205	24.6	2,792	–1.6
Total		**632,419**	**444,861**	**42.2**	**665,334**	**–4.9**

Liabilities and equity	Notes	31.3.2006 € m	31.12.2005 € m	Change in %	31.12.2005 pro-forma € m	Pro-forma change in %
Liabilities to banks	(18)	142,512	129,900	9.7	165,463	–13.9
Liabilities to customers	(19)	149,830	102,846	45.7	141,171	6.1
Securitized liabilities	(20)	223,465	96,920	.	224,080	–0.3
Negative fair values from derivative hedging instruments		15,229	9,839	54.8	17,558	–13.3
Liabilities from dealing activities	(21)	62,602	74,999	–16.5	78,256	–20.0
Provisions	(22)	4,001	3,521	13.6	4,149	–3.6
Tax liabilities		4,224	3,706	14.0	4,063	4.0
Other liabilities	(23)	2,525	1,337	88.9	4,731	–46.6
Subordinated capital	(24)	10,505	8,143	29.0	11,285	–6.9
Hybrid capital	(25)	3,105	–	–	961	.
Equity of Commerzbank Group		14,421	13,650	5.6	13,617	5.9
Subscribed capital		1,707	1,705	0.1	1,705	0.1
Capital reserve		5,692	5,686	0.1	5,686	0.1
Retained earnings		4,154	4,165	–0.3	4,165	–0.3
Revaluation reserve		1,574	1,995	–21.1	1,831	–14.0
Measurement of cash flow hedges		–667	–1,069	–37.6	–1,063	–37.3
Reserve arising from currency translation		–109	–107	1.9	–107	1.9
2005 consolidated profit *)		328	328	.	328	0.0
Consolidated surplus 1.1.–31.3.2006		740	–	.		.
Total before minority interests		13,419	12,703	5.6	12,545	7.0
Minority interests		1,002	947	5.8	1,072	–6.5
Total		**632,419**	**444,861**	**42.2**	**665,334**	**–4.9**

*) after allocation to retained earnings

statement of changes in equity

The changes in the Commerzbank Group's equity were as follows during the first three months:

€ m	Subscribed capital	Capital reserve	Retained earnings	Revaluation reserve	Measurement of cash flow hedges	Reserve from currency translation	Consolidated profit	Total before minority interests	Minority interests	Equity
Equity as of 1.1.2005	**1,546**	**4,481**	**3,383**	**1,600**	**–1,214**	**–192**	**150**	**9,754**	**1,269**	**11,023**
Consolidated profit							328	328		328
Allocation to retained earnings			837					837		837
Profits/losses								–	106	106
Changes in revaluation reserve				395				395	–73	322
Changes arising from cash flow hedges					145			145	–64	81
Changes in currency reserve						85		85		85
Comprehensive income 2005	**–**	**–**	**837**	**395**	**145**	**85**	**328**	**1,790**	**–31**	**1,759**
Capital increases	150	1,177						1,327	23	1,350
Issue of shares to employees	1	8						9		9
Profits/losses in previous year								–	–81	–81
Dividend							–150	–150		–150
Changes in companies included in consolidation and other changes*)	8	20	–55					–27	–233	–260
Equity as of 31.12.2005	**1,705**	**5,686**	**4,165**	**1,995**	**–1,069**	**–107**	**328**	**12,703**	**947**	**13,650**
Consolidated profit							740	740		740
Allocation to retained earnings								–		–
Profits/losses								–	34	34
Changes in revaluation reserve				–257				–257	–64	–321
Changes arising from cash flow hedges					404			404	61	465
Changes in currency reserve						–2		–2		–2
Comprehensive income 1st quarter 2006	**–**	**–**	**–**	**–257**	**404**	**–2**	**740**	**885**	**31**	**916**
Capital increases								–	25	25
Issue of shares to employees								–		–
Profits/losses in previous year								–	–56	–56
Dividend								–		–
Changes in companies included in consolidation and other changes*)	2	6	–11	–164	–2			–169	55	–114
Equity as of 31.3.2006	**1,707**	**5,692**	**4,154**	**1,574**	**–667**	**–109**	**1,068**	**13,419**	**1,002**	**14,421**

*) including changes in treasury shares

cash flow statement

€ m	2006	2005
Cash and cash equivalents as of 1.1.	**8,628**	**4,888**
Net cash provided by operating activities	36,719	2,528
Net cash used by investing activities	–46,769	–3,619
Net cash provided by financing activities	5,475	120
Total cash flow	**–4,575**	**–971**
Effects of exchange-rate changes	–12	4
Cash and cash equivalents as of 31.3.	**4,041**	**3,921**

The chart shows the cash flow within the Commerzbank Group. Cash and cash equivalents are represented by the cash reserve item, which is made up of cash on hand, balances with central banks, as well as debt issued by public-sector borrowers and bills of exchange discountable at central banks.

Notes to the income statement

(1) Net interest income

	1.1.-31.3.2006 €m	1.1.-31.3.2005 €m	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	2,699	2,845	–5.1
Dividends from securities	33	1	·
Current result on investments, investments in associated companies and holdings in subsidiaries	79	59	33.9
Current income from leasing and similar assets	53	54	–1.9
Interest received	*2,864*	*2,959*	*–3.2*
Interest paid for subordinated capital and for securitized and other liabilities	1,994	2,195	–9.2
Current expenses from leasing and similar assets	45	43	4.7
Interest paid	*2,039*	*2,238*	*–8.9*
Total	**825**	**721**	**14.4**

The average interest margin, based on the average risk-weighted assets in balance-sheet business according to BIS, was 2.87% (previous year: 2.67%).

(2) Provision for possible loan losses

	1.1.-31.3.2006 €m	1.1.-31.3.2005 €m	Change in %
Allocations	–181	–232	–22.0
Reversals of provisions	32	38	–15.8
Balance of direct write-downs and amounts received on written-down claims	–5	–4	25.0
Total	**–154**	**–198**	**–22.2**

(3) Net commission income

	1.1.-31.3.2006 € m	1.1.-31.3.2005 € m	Change in %
Securities transactions	316	223	41.7
Asset management	174	137	27.0
Payment transactions and foreign commercial business	104	101	3.0
Guarantees	42	37	13.5
Income from syndicated business	28	29	–3.4
Sundry net commission income	54	51	5.9
Total	**718**	**578**	**24.2**

Net commission income includes €98m (previous year: €78m) of commissions paid.

(4) Trading profit

	1.1.-31.3.2006 € m	1.1.-31.3.2005 € m	Change in %
Net result on trading	322	288	11.8
Net result on the measurement of derivative financial instruments	–19	–37	–48.6
Net result of applying fair value option	27	11	·
Total	**330**	**262**	**26.0**

(5) Net result on investments and securities portfolio (available for sale)

	1.1.-31.3.2006 € m	1.1.-31.3.2005 € m	Change in %
Result on available-for-sale securities	13	68	–80.9
Result on disposals and measurement of investments, investments in associated companies and holdings in subsidiaries	432	226	91.2
Total	**445**	**294**	**51.4**

(6) Other result

	1.1.-31.3.2006	1.1.-31.3.2005	Change
	€ m	€ m	in %
Other income	57	24	·
Other expenses	78	21	·
Total	**–21**	**3**	·

(7) Operating expenses

	1.1.-31.3.2006	1.1.-31.3.2005	Change
	€ m	€ m	in %
Personnel expenses	734	653	12.4
Other expenses	387	377	2.7
Current depreciation on fixed assets and other intangible assets	69	77	–10.4
Total	**1,190**	**1,107**	**7.5**

(8) Segment reporting

We report on seven segments:

- Private and Business Customers includes branch business with retail, self-employed and business customers, private banking and the activities of comdirect bank.

- Asset Management comprises above all COMINVEST Asset Management, Jupiter International Group and Caisse Centrale de Réescompte, as well as Commerz-Grundbesitzgesellschaft.

- *Mittelstand* presents the results of corporate banking in Germany, the Central and Eastern European region and also CommerzLeasing und Immobilien.

- International Corporate Banking covers the regions Western Europe (excluding London), America, Asia, Africa and the Financial Institutions department.

- Corporates & Markets covers equities and bond trading, trading in derivative financial instruments, interest-rate and currency management, mergers & acquisitions as well as the London branch. The segment also includes the Bank's business with multinationals and larger corporates requiring capital-market products.

- Mortgage Banks consists of Eurohypo AG, which we include at equity in the consolidation, Hypothekenbank in Essen and Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxembourg.

- Others and Consolidation registers the income and expenses which do not fall within the area of responsibility of the operational business lines.

The result generated by each individual segment is measured in terms of the operating profit, the pre-tax profit, the return on equity and the cost/income ratio. The return on equity is calculated on the basis of the relationship between the (operating or pre-tax) profit and the average amount of equity that is tied up. It shows the return on equity which has been achieved in the respective segment. The cost/income ratio in operating business reflects the segments' cost efficiency; it is based on the relationship between operating expenses and income before provisioning.

The interest rate of the investment yield as an imputed variable, which is included in the net interest income of the respective segment, corresponds to that of a long-term investment in the capital market. Instead of the previous rate of return on equity, the actual funding costs for the investments assigned to them from 2006 onwards as relevant for their business will be shown in the individual segments. The capital requirement for risk-weighted assets is 7%. The average amount of equity tied up is worked out in accordance with the Basel capital accord (BIS).

1.1.–31.3.2006	Retail Banking and Asset Management		Corporate and Investment Banking			Group Investments and Others		Total
€ m	Private and Business Customers	Asset Management	*Mittelstand*	International Corporate Banking	Corporates & Markets	Mortgage Banks	Others and Consolidation	
Net interest income	278	–4	310	76	45	120	0	825
Provision for possible loan losses	–55	–	–75	–11	–5	–8	–	–154
Net interest income after provisioning	223	–4	235	65	40	112	0	671
Net commission income	346	168	150	42	17	–5	–	718
Net result on hedge accounting	–	–	–1	–	–	8	–1	6
Trading profit	1	3	21	23	289	–24	17	330
Net result on investments and securities portfolio	–	3	3	18	–	6	415	445
Other result	–12	–	4	1	7	–	–21	–21
Revenue	*558*	*170*	*412*	*149*	*353*	*97*	*410*	*2,149*
Operating expenses	451	128	263	61	219	14	54	1,190
Operating profit	**107**	**42**	**149**	**88**	**134**	**83**	**356**	**959**
Restructuring expenses	–	–	–	–	–	–	–	–
Pre-tax profit	**107**	**42**	**149**	**88**	**134**	**83**	**356**	**959**
Average equity tied up	**1,913**	**618**	**3,171**	**1,549**	**1,756**	**1,130**	**2,105**	**12,242**
Operating return on equity*) (%)	**22.4**	**27.2**	**18.8**	**22.7**	**30.5**	**29.4**	**·**	**31.3**
Cost/income ratio in operating business (%)	**73.6**	**75.3**	**54.0**	**38.1**	**61.2**	**13.3**	**·**	**51.7**
Return on equity of pre-tax profit*) (%)	**22.4**	**27.2**	**18.8**	**22.7**	**30.5**	**29.4**	**·**	**31.3**
Staff (average no.)	10,453	1,750	8,982	1,330	907	213	8,114	31,749

*) annualized

1.1.–31.3.2005	Retail Banking and Asset Management		Corporate and Investment Banking			Group Investments and Others		Total
€ m	Private and Business Customers	Asset Management	*Mittelstand*	International Corporate Banking	Corporates & Markets	Mortgage Banks	Others and Consolidation	
Net interest income	274	4	280	64	49	96	–46	721
Provision for possible loan losses	–46	–	–118	–19	–7	–8	–	–198
Net interest income after provisioning	228	4	162	45	42	88	–46	523
Net commission income	264	127	124	38	27	–2	–	578
Net result on hedge accounting	–	–	–	–2	–	–8	–2	–12
Trading profit	1	2	15	6	258	–35	15	262
Net result on investments and securities portfolio	–	1	1	6	–1	36	251	294
Other result	–3	–2	4	–	–2	–	6	3
Revenue	*490*	*132*	*306*	*93*	*324*	*79*	*224*	*1,648*
Operating expenses	421	95	238	62	225	10	56	1,107
Operating profit	**69**	**37**	**68**	**31**	**99**	**69**	**168**	**541**
Restructuring expenses	–	–	–	–	–	–	–	–
Pre-tax profit	**69**	**37**	**68**	**31**	**99**	**69**	**168**	**541**
Average equity tied up	**1,882**	**533**	**2,945**	**1,251**	**1,832**	**989**	**665**	**10,097**
Operating return on equity*) (%)	**14.7**	**27.8**	**9.2**	**9.9**	**21.6**	**27.9**	**·**	**21.4**
Cost/income ratio in operating business (%)	**78.5**	**72.0**	**56.1**	**55.4**	**68.0**	**11.5**	**·**	**60.0**
Return on equity of pre-tax profit*) (%)	**14.7**	**27.8**	**9.2**	**9.9**	**21.6**	**27.9**	**·**	**21.4**
Staff (average no.)	10,419	1,682	8,293	1,296	977	209	8,313	31,189

*) annualized

Notes to the balance sheet

(9) Claims on banks

	31.3.2006	31.12.2005	Change	31.12.2005 pro-forma	Pro-forma change
	€ m	€ m	in %	€ m	in %
due on demand	21,272	16,813	26.5	22,154	–4.0
other claims	75,625	69,390	9.0	79,816	–5.3
with a remaining lifetime of					
less than three months	32,470	35,004	–7.2	35,310	–8.0
more than three months, but less than one year	15,959	19,529	–18.3	17,449	–8.5
more than one year, but less than five years	17,788	7,129	·	17,556	1.3
more than five years	9,408	7,728	21.7	9,501	–1.0
Total	**96,897**	**86,203**	**12.4**	**101,970**	**–5.0**
of which: reverse repos	30,456	42,329	–28.0	43,030	–29.2

The municipal loans extended by our mortgage banks amount to altogether €13,644m.

(10) Claims on customers

	31.3.2006	31.12.2005	Change	31.12.2005 pro-forma	Pro-forma change
	€ m	€ m	in %	€ m	in %
with indefinite remaining lifetime	21,791	14,646	48.8	20,180	8.0
other claims	274,043	139,028	97.1	285,346	–4.0
with a remaining lifetime of					
less than three months	37,412	28,858	29.6	43,620	–14.2
more than three months, but less than one year	32,725	14,052	·	28,989	12.9
more than one year, but less than five years	106,836	40,286	·	113,579	–5.9
more than five years	97,070	55,832	73.9	99,158	–2.1
Total	**295,834**	**153,674**	**92.5**	**305,526**	**–3.2**
of which: reverse repos	6,488	8,377	–22.5	8,377	–22.5

The municipal loans extended by our mortgage banks amount to altogether €32,346m.

(11) Total lending

	31.3.2006	31.12.2005	Change	31.12.2005 pro-forma	Pro-forma change
	€ m	€ m	in %	€ m	in %
Loans to banks	34,126	18,940	80.2	35,497	–3.9
Claims on customers	289,346	145,297	99.1	297,149	–2.6
Bills discounted	351	403	–12.9	403	–12.9
Total	**323,823**	**164,640**	**96.7**	**333,049**	**–2.8**

We distinguish loans from claims on banks and customers such that only those claims are shown as loans for which special loan agreements have been concluded with the borrowers. Therefore, interbank money-market transactions and repo transactions, for example, are not shown as loans.

(12) Provision for possible loan losses

Development of provisioning	**2006**	**2005**	Change
	€ m	€ m	in %
As of 1.1.	**5,486**	**5,678**	**–3.4**
Allocations	181	232	–22.0
Deductions	113	178	–36.5
Utilized	81	140	–42.1
Reversals	32	38	–15.8
Changes in the list of consolidated companies	2,415	–	.
Exchange-rate changes/transfers	–6	4	.
As of 31.3.	**7,963**	**5,736**	**38.8**

With direct write-downs and income received on written-down claims taken into consideration, the allocations and reversals reflected in the income statement gave rise to provision of €154m (previous year: €198m) for lending risks (see Note 2).

Level of provisioning	**31.3.2006**	**31.12.2005**	Change	**31.12.2005** pro-forma	Pro-forma change
	€ m	€ m	in %	€ m	in %
Specific valuation allowances	7,131	4,814	48.1	7,025	1.5
Portfolio valuation allowances	517	367	40.9	517	0.0
Provisioning for balance-sheet items	**7,648**	**5,181**	**47.6**	**7,542**	**1.4**
Provisions in lending business	315	305	3.3	321	–1.9
Total	**7,963**	**5,486**	**45.2**	**7,863**	**1.3**

(13) Assets held for dealing purposes

	31.3.2006 € m	31.12.2005 € m	Change in %	31.12.2005 pro-forma € m	Pro-forma change in %
Bonds, notes and other fixed-income securities	20,523	22,080	–7.1	21,606	–5.0
Shares and other variable-yield securities	10,111	8,417	20.1	8,417	20.1
Promissory notes held for trading purposes	989	1,287	–23.2	1,929	–48.7
Positive fair values from derivative financial instruments	56,554	68,537	–17.5	71,757	–21.2
Total	**88,177**	**100,321**	**–12.1**	**103,709**	**–15.0**

(14) Investments and securities portfolio (available-for-sale)

	31.3.2006 € m	31.12.2005 € m	Change in %	31.12.2005 pro-forma € m	Pro-forma change in %
Bonds, notes and other fixed-income securities	131,217	77,539	69.2	128,696	2.0
Shares and other variable-yield securities	2,503	2,402	4.2	2,205	13.5
Investments	2,005	2,537	–21.0	2,546	–21.2
Investments in associated companies	285	3,643	–92.2	301	–5.3
Holdings in subsidiaries	130	120	8.3	139	–6.5
Total	**136,140**	**86,241**	**57.9**	**133,887**	**1.7**

(15) Intangible assets

	31.3.2006 € m	31.12.2005 € m	Change in %	31.12.2005 pro-forma € m	Pro-forma change in %
Goodwill	1,228	758	62.0	1,224	0.3
Other intangible assets	577	215	·	567	1.8
Total	**1,805**	**973**	**85.5**	**1,791**	**0.8**

(16) Fixed assets

	31.3.2006	31.12.2005	Change	31.12.2005 pro-forma	Pro-forma change
	€ m	€ m	in %	€ m	in %
Land and buildings	782	663	17.9	799	–2.1
Office furniture and equipment	626	628	–0.3	664	–5.7
Leased equipment*)	–	234	·	234	·
Total	**1,408**	**1,525**	**–7.7**	**1,697**	**–17.0**

*) included since 2006 in Other assets

(17) Other assets

	31.3.2006	31.12.2005	Change	31.12.2005 pro-forma	Pro-forma change
	€ m	€ m	in %	€ m	in %
Collection items	161	182	–11.5	586	–72.5
Precious metal portfolios	981	982	–0.1	982	–0.1
Leased equipment	224	–	·	–	·
Non-current assets held for sale	214	228	–6.1	228	–6.1
Non-current assets held as financial investments	173	–	·	162	6.8
Sundry assets, including deferred items	994	813	22.3	834	19.2
Total	**2,747**	**2,205**	**24.6**	**2,792**	**–1.6**

(18) Liabilities to banks

	31.3.2006	31.12.2005	Change	31.12.2005 pro-forma	Pro-forma change
	€ m	€ m	in %	€ m	in %
due on demand	21,093	15,191	38.9	15,077	39.9
with remaining lifetime of	121,419	114,709	5.8	150,386	–19.3
less than three months	68,824	84,680	–18.7	102,869	–33.1
more than three months, but less than one year	25,371	13,318	90.5	20,969	21.0
more than one year, but less than five years	11,208	4,747	·	11,646	–3.8
more than five years	16,016	11,964	33.9	14,902	7.5
Total	**142,512**	**129,900**	**9.7**	**165,463**	**–13.9**
of which: repos	46,669	41,820	11.6	62,993	–25.9

(19) Liabilities to customers

	31.3.2006 € m	31.12.2005 € m	Change in %	31.12.2005 pro-forma € m	Pro-forma change in %
Savings deposits	11,905	12,432	–4.2	12,432	–4.2
with agreed period of notice of					
three months	11,070	11,549	–4.1	11,549	–4.1
more than three months	835	883	–5.4	883	–5.4
Other liabilities to customers	137,925	90,414	52.5	128,739	7.1
due on demand	49,308	41,189	19.7	41,880	17.7
with agreed remaining lifetime of	88,617	49,225	80.0	86,859	2.0
less than three months	41,909	36,303	15.4	39,825	5.2
more than three months, but less than one year	5,684	3,380	68.2	6,042	–5.9
more than one year, but less than five years	16,442	2,817	·	17,164	–4.2
more than five years	24,582	6,725	·	23,828	3.2
Total	**149,830**	**102,846**	**45.7**	**141,171**	**6.1**
of which: repos	20,502	12,674	61.8	12,674	61.8

(20) Securitized liabilities

	31.3.2006 € m	31.12.2005 € m	Change in %	31.12.2005 pro-forma € m	Pro-forma change in %
Bonds and notes outstanding	208,997	85,235	·	212,395	–1.6
of which: mortgage *Pfandbriefe*	36,841	3,427	·	33,827	8.9
public-sector *Pfandbriefe*	124,900	60,779	·	127,411	–2.0
Money-market instruments outstanding	14,427	11,608	24.3	11,608	24.3
Own acceptances and promissory notes outstanding	41	77	–46.8	77	–46.8
Total	**223,465**	**96,920**	·	**224,080**	**–0.3**

Remaining lifetimes of securitized liabilities	31.3.2006 € m	31.12.2005 € m	Change in %	31.12.2005 pro-forma € m	Pro-forma change in %
due on demand	7	4	75.0	4	75.0
with agreed remaining lifetime of	223,458	96,916	·	224,076	–0.3
less than three months	25,473	18,877	34.9	34,659	–26.5
more than three months, but less than one year	45,008	17,295	·	41,811	7.6
more than one year, but less than five years	118,531	49,638	·	117,774	0.6
more than five years	34,446	11,106	·	29,832	15.5
Total	**223,465**	**96,920**	·	**224,080**	**–0.3**

(21) Liabilities from dealing activities

	31.3.2006	31.12.2005	Change	31.12.2005 pro-forma	Pro-forma change
	€ m	€ m	in %	€ m	in %
Currency-based transactions	3,194	4,070	–21.5	4,258	–25.0
Interest-based transactions	48,001	60,767	–21.0	63,827	–24.8
Delivery commitments arising from short sales of securities	3,656	3,299	10.8	3,299	10.8
Sundry transactions	7,751	6,863	12.9	6,872	12.8
Total	**62,602**	**74,999**	**–16.5**	**78,256**	**–20.0**

(22) Provisions

	31.3.2006	31.12.2005	Change	31.12.2005 pro-forma	Pro-forma change
	€ m	€ m	in %	€ m	in %
Provisions for pensions and similar commitments	1,942	1,587	22.4	1,915	1.4
Other provisions	2,059	1,934	6.5	2,234	–7.8
Total	**4,001**	**3,521**	**13.6**	**4,149**	**–3.6**

(23) Other liabilities

Other liabilities of €2,525m comprise obligations arising from invoices not yet received, deductions from salaries to be transferred and deferred liabilities.

(24) Subordinated capital

	31.3.2006	31.12.2005	Change	31.12.2005 pro-forma	Pro-forma change
	€ m	€ m	in %	€ m	in %
Subordinated liabilities	7,850	5,410	45.1	7,988	–1.7
Profit-sharing rights outstanding	1,618	1,895	–14.6	2,153	–24.8
Measurement effects	686	679	1.0	906	–24.3
Deferred interest, including discounts	351	159	·	238	47.5
Total	**10,505**	**8,143**	**29.0**	**11,285**	**–6.9**

(25) Hybrid capital

	31.3.2006 € m	31.12.2005 € m	Change in %	31.12.2005 pro-forma € m	Pro-forma change in %
Hybrid capital	3,049	–	·	900	·
Measurement effects	21	–	·	21	0.0
Deferred interest, including discounts	35	–	·	40	–12.5
Total	**3,105**	–	·	**961**	·

Other notes

(26) Risk-weighted assets and capital ratios as defined by the Basel capital accord (BIS)

	31.3.2006 € m	31.12.2005 € m	Change in %
Core capital	15,120	12,161	24.3
Supplementary capital	9,328	6,556	42.3
Total liable capital	**24,448**	**18,717**	**30.6**
Tier III capital	–	–	·
Eligible own funds	**24,448**	**18,717**	**30.6**

as of 31.3.2006	**Capital charges in %**						**Total**
€ m	100	50	25	20	10	4	
Balance-sheet business	150,526	21,402	–	17,557	–	–	189,485
Traditional off-balance-sheet business	4,657	24,406	242	817	362	60	30,544
Derivatives business in investment portfolio	–	2,355	–	4,519	–	–	6,874
Risk-weighted assets, total*)	**155,183**	**48,163**	**242**	**22,893**	**362**	**60**	**226,903**

Risk-weighted market-risk position multiplied by 12.5	3,963
Total items to be risk-weighted	230,866
Eligible own funds	24,448
Core capital ratio (excluding market-risk position)	6.7
Core capital ratio (including market-risk position)	6.5
Own funds ratio (including market-risk position)	10.6

*) including Eurohypo's consolidated risk-weighted assets of €85.6bn

as of 31.12.2005			Capital charges in %				Total
€ m	100	50	25	20	10	4	
Balance-sheet business	96,894	7,001	–	12,246	–	–	116,141
Traditional off-balance-sheet business	4,224	17,844	189	623	349	74	23,303
Derivatives business in investment portfolio	–	2,141	–	4,493	–	–	6,634
Risk-weighted assets, total	**101,118**	**26,986**	**189**	**17,362**	**349**	**74**	**146,078**

Risk-weighted market-risk position multiplied by 12.5	3,638
Total items to be risk-weighted	149,716
Eligible own funds	18,717
Core capital ratio (excluding market-risk position)	8.3
Core capital ratio (including market-risk position)	8.1
Own funds ratio (including market-risk position)	12.5

(27) Liquidity ratio

The liquidity ratio of Commerzbank AG pursuant to Principle II was 1.14 at end-March 2006 (31.12.2005: 1.13). This was 14% higher than the minimum level of 1.00. The surplus liquidity in accordance with Principle II in the time band with a remaining lifetime of one month amounted to €18.0bn (31.12.2005: €17.2bn).

(28) Off-balance-sheet commitments

	31.3.2006 € m	31.12.2005 € m	Change in %
Contingent liabilities	27,337	27,521	–0.7
from rediscounted bills of exchange credited to borrowers	3	1	.
from guarantees and indemnity agreements	27,334	27,520	–0.7
Irrevocable lending commitments	52,289	36,695	42.5
Other commitments	167	52	.

Provisioning for off-balance-sheet commitments has been deducted from the respective items.

(29) Derivative transactions

Derivative transactions (investment and trading books) involved the following nominal amounts and fair values:

31.3.2006	Nominal amount, by remaining lifetime				Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	**Total**	positive	negative
Foreign currency-based forward transactions	259,187	119,613	69,152	447,952	3,509	3,701
Interest-based forward transactions	1,847,893	1,645,623	1,408,519	4,902,035	53,175	62,682
Other forward transactions	120,618	215,823	22,341	358,782	7,206	7,792
Total	**2,227,698**	**1,981,059**	**1,500,012**	**5,708,769**	**63,890**	**74,175**
of which: traded on a stock exchange	*126,190*	*75,055*	*7,981*			

31.12.2005	Nominal amount, by remaining lifetime				Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	**Total**	positive	negative
Foreign currency-based forward transactions	245,188	127,317	65,671	438,176	4,385	4,494
Interest-based forward transactions	1,600,110	1,464,095	1,264,422	4,328,627	62,837	70,152
Other forward transactions	97,641	206,595	17,546	321,782	6,049	6,893
Total	**1,942,939**	**1,798,007**	**1,347,639**	**5,088,585**	**73,271**	**81,539**
of which: traded on a stock exchange	*110,117*	*65,416*	*3,139*			

(30) Market risk arising from trading activities

The market risk arising from trading activities shows the values-at-risk in accordance with Principle I (99% confidence interval, 10-day holding period) of the Commerzbank Group and also of its individual business lines, calculated using Commerzbank's internal market-risk model.

For calculating and managing market risk, historical simulation is used as the value-at-risk model. For a detailed description of our methods, please consult the notes on pages 82ff. of our annual report.

Portfolio	31.3.2006 € m	31.12.2005 € m
Commerzbank Group	**32.8**	**39.2**
Corporates & Markets	32.7	26.1
Treasury	10.3	22.1

(31) Fair value of financial instruments

	Fair value		Book value		Difference	
€ bn	**31.3.2006**	**31.12.2005**	**31.3.2006**	**31.12.2005**	**31.3.2006**	**31.12.2005**
Assets						
Cash reserve	4.0	8.6	4.0	8.6	–	–
Claims on banks	96.8	86.2	96.9	86.2	–0.1	0.0
Claims on customers	296.8	155.8	295.8	153.7	1.0	2.1
Hedging instruments	7.3	4.7	7.3	4.7	–	–
Assets held for dealing purposes	88.2	100.3	88.2	100.3	–	–
Investments and securities portfolio	136.1	86.2	136.1	86.2	–	–
Liabilities						
Liabilities to banks	142.5	129.9	142.5	129.9	0.0	0.0
Liabilities to customers	149.8	102.9	149.8	102.8	0.0	0.1
Securitized liabilities	223.9	97.5	223.5	96.9	0.4	0.6
Hedging instruments	15.2	9.8	15.2	9.8	–	–
Liabilities from dealing activities	62.6	75.0	62.6	75.0	–	–
Subordinated capital	10.5	8.1	10.5	8.1	–	–

In net terms, the difference between the book value and fair value, which can be seen as unrealized appreciation, amounted for all items to €0.5bn as of March 31, 2006 (31.12.2005: €1.4bn). For the most part, cash flow hedges are used for covering these items. As of March 31, 2006, the measurement of cash flow hedges yielded a figure of -€0.7bn (31.12.2005: -€1.1bn).

(32) Treasury shares

	Number of shares*) in units	**Accounting par value in €1,000**	**Percentage of share capital**
Shares held on 31.3.2006	531,228	1,381	0.09
Highest number purchased in financial year	936,384	2,435	0.16
Shares pledged to the Bank by customers, as of 31.3.2006	3,125,546	8,126	0.52
Shares purchased in the financial year	43,524,029	113,162	–
Shares sold in the financial year	44,106,097	114,676	–

*) Accounting par value per share: €2.60

Boards of Commerzbank Aktiengesellschaft

Supervisory Board

Dr. Walter Seipp
Honorary Chairman

Dr. h.c. Martin Kohlhaussen
Chairman

Uwe Tschäge*)
Deputy Chairman

Hans-Hermann Altenschmidt*)

Dott. Sergio Balbinot

Herbert Bludau-Hoffmann*)

Astrid Evers*)

Uwe Foullong*)

Daniel Hampel*)

Dr.-Ing. Otto Happel

Dr. jur. Heiner Hasford

Sonja Kasischke*)

Wolfgang Kirsch*)

Prof. h.c. (CHN) Dr. rer. oec.
Ulrich Middelmann
(since April 1, 2006)

Werner Malkhoff*)

Klaus Müller-Gebel

Dr. Sabine Reiner*)

Dr. Erhard Schipporeit

Dr.-Ing. Ekkehard D. Schulz
(until March 31, 2006)

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

Board of Managing Directors

Klaus-Peter Müller
Chairman

Martin Blessing

Wolfgang Hartmann

Dr. Achim Kassow

Bernd Knobloch
(since April 1, 2006)

Klaus M. Patig

Dr. Eric Strutz

Nicholas Teller

*) elected by the Bank's employees

Commerzbank AG
Head office
Kaiserplatz
Frankfurt am Main
Postal address: 60261 Frankfurt
Telephone (+49 69) 136-20 · Fax (+49 69) 28 53 89
e-mail: info@commerzbank.com
Internet: www.commerzbank.com

Investor Relations
Jürgen Ackermann
Sandra Büschken · Ute Heiserer-Jäckel · Simone Nuxoll
Telephone (+49 69) 136-2 22 55 · Fax (+49 69) 136-2 94 92
e-mail: ir@commerzbank.com

Legal domicile of the bank: Frankfurt am Main (HRB 32000)
791 branches in Germany

Major group companies and holdings

In Germany
comdirect bank AG, Quickborn
COMINVEST Asset Management GmbH, Frankfurt am Main
Commerz Grundbesitzgesellschaft mbH, Wiesbaden
Eurohypo AG, Eschborn
CommerzLeasing und Immobilien AG, Düsseldorf
Hypothekenbank in Essen AG, Essen
CBG Commerz Beteiligungsgesellschaft Holding mbH, Bad Homburg v.d.H.
Commerz Business Consulting AG, Frankfurt am Main
Deutsche Schiffsbank AG, Bremen/Hamburg
Abroad
BRE Bank SA, Warsaw
Caisse Centrale de Réescompte, S.A., Paris
COMINVEST Asset Management S.A., Luxembourg
Commerzbank Capital Markets Corporation, New York
Commerzbank (Eurasija) SAO, Moscow
Commerzbank Europe (Ireland), Dublin
Commerzbank International S.A., Luxembourg
Commerzbank (South East Asia) Ltd., Singapore
Commerzbank (Switzerland) Ltd, Zurich/Geneva
Commerzbank Zrt., Budapest
Commerz (East Asia) Ltd., Hong Kong
Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Luxembourg
Jupiter International Group plc, London
P. T. Bank Finconesia, Jakarta

Foreign branches
Amsterdam · Atlanta (agency) · Barcelona · Bratislava · Brno (office) · Brussels · Chicago · Grand Cayman · Hong Kong · Johannesburg · Labuan · London · Los Angeles · Madrid · Milan · New York · Paris · Prague · Shanghai · Singapore · Tokyo

Representative offices
Almaty · Bahrain · Bangkok · Beijing · Beirut · Belgrade · Brussels · Bucharest · Buenos Aires · Cairo · Caracas · Istanbul · Jakarta · Kiev · Mexico City · Minsk · Moscow · Mumbai · Novosibirsk · São Paulo · Seoul · Taipei · Tashkent · Tehran · Zagreb

disclaimer

RESERVATION REGARDING FORWARD-LOOKING STATEMENTS

This interim report contains forward-looking statements on Commerzbank's business and earnings performance, which are based upon our current plans, estimates, forecasts and expectations. The statements entail risks and uncertainties, as there are a variety of factors which influence our business and to a great extent lie beyond our sphere of influence. Above all, these include the economic situation, the state of the financial markets worldwide and possible loan losses. Actual results and developments may, therefore, diverge considerably from our current assumptions, which, for this reason, are valid only at the time of publication. We undertake no obligation to revise our forward-looking statements in the light of either new information or unexpected events.


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